FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	BBVA agreement	3

As provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), TELEFÓNICA, S.A. (TELEFÓNICA), together with BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA), hereby reports the following

SIGNIFICANT EVENT

In February 2000, the two companies reached a Framework Agreement for the joint development of a number of projects related to the new technological developments, of which the market was informed at that time.

It was then also agreed that a representative of TELEFÓNICA would join the Board of Directors of BBVA, and this was executed accordingly.

Once the agreed projects have been implemented as suggested by the course of business in each case, both companies consider that, at present, the factors which justified the presence of a representative of TELEFÓNICA on the Board of Directors of BBVA no longer apply, and the latter will therefore shortly cease to form part of that Board.

BBVA holds a significant stake in the share capital of TELEFÓNICA, and has two proprietory Directors on the Board of Directors of such company; this situation will persists in accordance which BBVA's shareholding. On the other hand, TELEFÓNICA retains its current holding in the share capital of BBVA.

To whom it may concern for the purposes of notification to the market.

Madrid, October 13th, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 13th, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors